UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **October 29, 2003**

AMC ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

920 Main Street	
Kansas City, Missouri	**64105**
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Item 7. Financial Statements and Exhibits.

Exhibits:

99.1 October 29, 2003 Press Release, furnished solely for purposes of incorporation by reference to Items 9 and 12 herein.

Item 9. Regulation FD Disclosure.

On October 29, 2003, we announced our consolidated financial results for the second quarter of fiscal 2004 (13 weeks) ended October 2, 2003. A copy of the press release is furnished to the United States Securities and Exchange Commission (the "Commission") with this current report on Form 8-K as an exhibit.

Item 12. Results of Operations and Financial Condition.

On October 29, 2003, we announced our consolidated financial results for the second quarter of fiscal 2004 (13 weeks) ended October 2, 2003. A copy of the press release is furnished to the United States Securities and Exchange Commission (the "Commission") with this current report on Form 8-K as an exhibit.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT INC.

Date: October 29, 2003   /s/ Craig R. Ramsey

                                  Craig R. Ramsey
                                  Executive Vice President and
                                  Chief Financial Officer